SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CROWN CRAFTS, INC.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

228309 10 0

(CUSIP Number)

Jerry Sims, Esq.
Sims Moss Kline & Davis LLP
Three Ravinia Drive, Suite 1700
Atlanta, Georgia 30346
(770) 481-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228309 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael Bernstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 828,212 shares

	8.	Shared Voting Power 604,031 shares

	9.	Sole Dispositive Power 828,212 shares

	10.	Shared Dispositive Power 604,031 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,432,243 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 15.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Inez Bernstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 118,000 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 118,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 118,000 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Deborah Bernstein

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,590 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 90,590 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,590 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Elizabeth Fishman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,199 shares

	8.	Shared Voting Power 599,031 shares

	9.	Sole Dispositive Power 150,199 shares

	10.	Shared Dispositive Power 599,031 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,230 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alicia Fishman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,340 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 98,340 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,340 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 1.0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diana Fishman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,869 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 48,869 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,869 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement relates to shares of the common stock, par value $1.00 per share (the “Common Stock”), of Crown Crafts, Inc., a Georgia corporation (the “Company”). The Company has its principal executive offices at 916 South Burnside Avenue, Gonzales, Louisiana 70737.

Item 2.	Identity and Background

This Statement is filed by Michael Bernstein, Inez Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman (such individuals being herein collectively referred to as the “Group”).  The name, business or residence address and present principal occupation of each individual member of the Group, of whom are all are U.S. citizens, are as follows:

Name	Address	Occupation
Michael Bernstein	2100 RiverEdge Parkway, Suite 300, Atlanta, Georgia 30328	Chairman and CEO of Design Works, Inc.
Inez Bernstein	c/o Michael Bernstein, 2100 RiverEdge Parkway, Suite 300 Atlanta, Georgia 30328	Retired
Deborah Bernstein	1369 Hyde Street, Apt. 28, San Francisco, CA 94109	Venture capital management
Elizabeth Fishman	1133 Park Avenue, New York, New York 10128	Real estate agent
Alicia Fishman	55 Grant Street, Somerville, MA 02145	Elementary school teacher
Diana Fishman	1133 Park Avenue, Apt. 12E, New York NY 10128	Student

During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Michael Bernstein acquired the shares of Common Stock beneficially owned by him by purchases in the open market using his own personal funds, through an employee stock ownership plan or by gift or inheritance.

Inez Bernstein acquired the shares of Common Stock beneficially owned by her by purchases in the open market using her own personal funds or by gift.
Deborah Bernstein acquired the shares of Common Stock beneficially owned by her via gift from her father, Michael Bernstein or her grandfather, Philip Bernstein.

Elizabeth, Alicia and Diana Fishman acquired the shares of Common Stock beneficially owned by them by purchase in the open market using their own personal funds, or in some cases, by gift or inheritance.

Item 4.	Purpose of Transaction

Each member of the Group acquired the shares of Common Stock reported in Item 5 below for its own account, and for investment purposes, with no intention of changing or influencing control of the Company or as a participant in any transaction having that purpose or effect. However, members of the Group have recommended, and from time to time may continue to recommend, to the Company’s management various strategies for increasing shareholder value.

The Group expects to evaluate on an ongoing basis the Company’s financial condition, operations, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, and other factors.  In particular, the Group intends to review management’s ability to maximize stockholder value under present economic conditions.  Depending on factors deemed relevant by the Group, including, but not limited to, changes in the Company’s business, governance or financial situation, the members of the Group reserve the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Company as the Group, or any of them, may determine.

The Group reserves the right to change its plans and intentions at any time and from time to time as it deems appropriate.  The Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to federal and state securities laws.

Except as set forth above, no member of the Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
As of February 19, 2003, each of the members of the Group beneficially owned the following number of shares:

Name	Number of Shares Beneficially Owned	Percent of Outstanding
Michael Bernstein	1,432,243	15.2

Inez Bernstein	118,000	1.2

Deborah Bernstein	90,590	1.0

Elizabeth Fishman	749,230	8.0

Alicia Fishman	98,340	1.0

Diana Fishman	48,869	0.5

The percentages of outstanding shares of Common Stock set out above are computed based on a total of 9,414,370 shares of Common Stock outstanding as of December 29, 2002, as reported by the Company in its Quarterly Report on Form 10Q for the fiscal quarter ended December 29, 2002 (the “10Q”) as filed with the Securities and Exchange Commission on February 12, 2003.

Michael Bernstein beneficially owns a total of 1,432,243 shares of Common Stock.  Mr. Bernstein has sole voting and dispositive power over 828,212 shares of Common Stock, of which 647,064 shares are held directly or in personal retirement accounts, 98,912 shares are held by Mr. Bernstein as custodian or trustee for the benefit of his children and 82,236 shares are held by a family foundation of which Mr. Bernstein is sole trustee.  Mr. Bernstein, together with his sister, is a co-executor of the estate of Philip Bernstein, deceased, and therefore shares voting and dispositive power over 421,031 shares of Common Stock held in that estate.  Mr. Bernstein, together with his sister, holds a power of attorney over 118,000 shares of Common Stock owned by Inez Bernstein, his mother, and therefore shares voting and dispositive power over those shares.  Mr. Bernstein is also a trustee of a trust that owns 65,000 shares of Common Stock, and Mr. Bernstein may therefore be deemed to share voting and dispositive power over those shares.

Deborah Bernstein is the daughter of Michael Bernstein. Deborah Bernstein owns 90,590 shares of Common Stock, which she received as gifts from her father and grandfather.

Elizabeth Fishman beneficially owns 749,230 shares of Common Stock.  Mrs. Fishman has sole voting and dispositive power over 150,199 shares of Common Stock.  Mrs. Fishman is a co-executrix of the estate of Philip Bernstein, deceased, and therefore shares voting and dispositive power over 421,031 shares of Common Stock held in that estate.  Mrs. Fishman, together with Michael Bernstein, holds a power of attorney over 118,000 shares of Common Stock owned by Inez Bernstein, and therefore shares voting and dispositive power over those shares.  Mrs. Fishman is also a trustee of a trust that owns 60,000 shares of Common Stock, and

Mrs. Fishman may therefore be deemed to share voting and dispositive power over those shares. Elizabeth Fishman is the sister of Michael Bernstein.
Alicia Fishman and Diana Fishman own 98,340 shares and 48,869 shares of Common Stock, respectively. Alicia Fishman and Diana Fishman are daughters of Elizabeth Fishman.

As a result of the family relationships by and among the members of the Group, they may act in concert with respect to the acquisition, holding, voting or disposition of shares of Common Stock, or in other matters.  Other than as set forth herein, none of such persons have any present plan or arrangement to so act in concert, and (other than with respect to the securities as to which they share voting and dispositive power as set forth herein) each expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other persons.

The members of the Group collectively own 1,880,241 shares, or 20.0% of the outstanding shares.

The transactions effected by members of the Group within the past 60 days are as follows:   Michael Bernstein purchased 47,000 shares on January 2, 2003 and 80,000 shares on February 14, 2003, in each case on the open market, at prices of $.45 and $.50 per share, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Statement, the members of the Group are not party to any contract, arrangement, understanding or relationships with any other person with respect to shares of Company stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Incorporated by reference or filed as exhibits hereto are the following:

Exhibit Index
Exhibit Number	Description
Reference No.
7.1.1	Agreement Regarding Joint Filing among Michael Bernstein, Inez Bernstein, Deborah Bernstein, Elizabeth Fishman, Alicia Fishman and Diana Fishman.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2003	/s/ Michael Bernstein
Michael Bernstein

Date: February 20, 2003	/s/ Inez Bernstein
Inez Bernstein

Date: February 20, 2003	/s/ Deborah Bernstein
Deborah Bernstein

Date: February 20, 2003	/s/ Elizabeth Fishman
Elizabeth Fishman

Date: February 20, 2003	/s/ Alicia Fishman
Alicia Fishman

Date: February 20, 2003	/s/ Diana Fishman
Diana Fishman